EXHIBIT 10.25

MERGER AGREEMENT

BETWEEN

JABIL CIRCUIT (TAIWAN) LIMITED AND

AND

TAIWAN GREEN POINT ENTERPRISES CO., LTD.

NOVEMBER 22, 2006

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3.23.	RIGHT TO DISSENT.	19

3.24.	PROPERTIES.	19

3.25.	CORRUPT PRACTICES.	21

3.26.	RELATED PARTY TRANSACTIONS.	21

3.27.	PRODUCT WARRANTY.	21

3.28.	PRODUCT LIABILITY.	21

3.29.	CUSTOMERS AND SUPPLIERS.	21

3.30.	DISCLOSURE.	21

3.31.	KNOWLEDGE OF GRADUATE AND SUBSIDIARIES.	22

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		22
4.1.	ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.	22

4.2.	AUTHORITY RELATIVE TO THIS AGREEMENT.	22

4.3.	NO CONFLICT; REQUIRED FILINGS AND CONSENTS.	22

4.4.	BROKERS.	23

4.5.	DISCLOSURE.	23

ARTICLE 5 COVENANTS		23
5.1.	INFORMATION AND ACCESS.	23

5.2.	CONDUCT OF BUSINESS.	24

5.3.	NEGOTIATION WITH OTHERS.	24

5.4.	FILINGS.	25

5.5.	NOTICE OF FILINGS.	26

5.6.	SHAREHOLDERS MEETING.	26

5.7.	AGREEMENTS TO TAKE REASONABLE ACTION.	26

5.8.	CONSENTS.	26

5.9.	PUBLIC ANNOUNCEMENTS.	26

5.10.	GRADUATE OPTIONS.	27

5.11.	NOTIFICATION OF CERTAIN MATTERS.	28

ARTICLE 6 CONDITIONS PRECEDENT		28
6.1.	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER.	28

6.2.	CONDITIONS OF OBLIGATIONS OF BUYER.	29

6.3.	CONDITIONS OF OBLIGATION OF GRADUATE.	29

ARTICLE 7 TERMINATION		30
7.1.	TERMINATION.	30

7.2.	NOTICE OF TERMINATION; EFFECT OF TERMINATION.	30

7.3.	FEES AND EXPENSES.	31

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ARTICLE 8 GENERAL PROVISIONS		31
8.1.	AMENDMENT.	31

8.2.	EXTENSION; WAIVER.	31

8.3.	NONSURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS.	31

8.4.	ENTIRE AGREEMENT.	31

8.5.	SEVERABILITY.	32

8.6.	NOTICES.	32

8.7.	HEADINGS.	32

8.8.	COUNTERPARTS.	32

8.9.	BENEFITS; ASSIGNMENT.	33

8.10.	OTHER REMEDIES; SPECIFIC PERFORMANCE.	33

8.11.	GOVERNING LAW.	33

8.12.	RULES OF CONSTRUCTION.	33

8.13.	NO CONSEQUENTIAL DAMAGES.	33

8.14	TRANSLATIONS.	33

8.15	DEFINITIONS.	34

Exhibit A = Articles of Incorporation of the Surviving Corporation, as amended due to the Merger.

Exhibit B = Glossary of Certain Defined Terms.

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MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”), dated as of November 22, 2006, is entered into by and between Jabil Circuit (Taiwan) Limited, a Taiwan corporation with a principal place of business at 1Fl., No. 22 Industry East 9 Rd. Science-based Industry Park, Hsinchu, Taiwan, R.O.C. (“Buyer”), and Taiwan Green Point Enterprises Co., Ltd., a Taiwan corporation with a principal place of business at No.256, Shen Lin Rd., Sec.1, Ta Ya Hsiang, Taichung Hsien, Taiwan, R.O.C. (“Graduate”). Buyer and Graduate are sometimes referred to individually as a “Company” and collectively as the “Companies.”

RECITALS:

A. In order to facilitate the implementation of the ultimate business combination between Graduate and Buyer, the Boards of Directors of Graduate and Buyer have each approved the terms and conditions of the merger (the “Merger”) of Graduate with and into Buyer, as set forth in this Agreement and subject to the applicable Taiwanese laws, including the Merger and Acquisition Act (the “Taiwan Statute”), and the approval of the shareholders of Graduate at a meeting thereof, if required.

B. In furtherance of the Merger the Buyer will, on the date hereof, make a tender offer (as it may be amended from time to time as permitted under the Taiwan Statute, (the “Offer”)) to purchase all of the outstanding shares of common stock, par value NT$10.00 per share (a “Share”), of Graduate (the “Graduate Common Stock”), at a price per Share of Graduate Common Stock of NT$109.00, to the selling shareholders of Graduate in cash.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, the Companies agree as follows:

ARTICLE 1

THE MERGER

1.1. Graduate Actions.

(a) Graduate hereby agrees to the Merger and the other matters referenced in this Agreement subject to the terms and conditions hereof.

(b) Promptly after receipt of the documents relating to the Offer, Graduate will publicly announce and file with the Financial Supervisory Commission (the “FSC”) a statement for the required disclosure according to the applicable FSC tender offer rules, including, among others, its recommendation to its shareholders regarding the Offer. Graduate will not provide any negative comments on the Offer.

1.2. The Merger. Upon the consummation of the Merger, Buyer shall be the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Graduate shall cease. The Merger will be a cash merger, and shareholders of Graduate will receive NT$109.00 per share as the merger consideration (the “Merger Consideration”). Each of the Companies shall convene a special shareholders meeting, if required, to approve the Merger as soon as practical after the successful completion of the Offer.

1.3. Merger Effective Date; Closing. The Companies contemplate the closing of the Merger (the “Closing”) to take place at the offices of Tsar & Tsai at 8th Fl., 245 DunHua S. Road Sec. 1, Taipei 106, Taiwan, R.O.C., at 10:00 a.m. local time on a date set by the board of directors of the Companies (the “Merger Effective Date”), which date shall be no later than the fifth business day or such other date to be mutually agreed upon by the Companies after all of the conditions set forth in Article 6 shall have been satisfied or waived in accordance with Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another place or date is agreed to in writing by the Companies.

1.4. Effects of the Merger. At the Merger Effective Date: (i) the separate existence of Graduate shall cease and Graduate shall be merged with and into Buyer as the Surviving Corporation, and (ii) the Merger shall have all of the effects provided by the Taiwan Statute. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Date all the property, rights, privileges, powers and franchises of Graduate and Buyer shall vest in the Surviving Corporation.

1.5. Articles of Incorporation, Directors and Officers of Surviving Corporation. At the Merger Effective Date, (i) the articles of incorporation of Buyer as in effect immediately prior to the Merger Effective Date shall be the articles of incorporation of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Taiwan Statute; (ii) the board directors and supervisors of Buyer immediately prior to the Merger Effective Date shall be the board directors and supervisors of the Surviving Corporation and will continue to hold office from the Merger Effective Date until their respective successors are duly elected or appointed as provided in the articles of incorporation of the Surviving Corporation; and (iv) the officers of Buyer immediately prior to the Merger Effective Date shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed as provided in the articles of incorporation of the Surviving Corporation. The amendments to articles of incorporation of the Surviving Corporation, as amended due to the Merger, are attached hereto as Exhibit A.

ARTICLE 2

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE SURVIVING

CORPORATION

2.1. Effect on Capital Stock. At the Merger Effective Date, subject and pursuant to the terms of this Agreement, as a result of the Merger and without any action on the part of the Companies or the holders of any shares of capital stock of the Companies:

(a) Capital Stock of Buyer. Buyer shall have an authorized capital of NT$150,000,000 divided into 15,000,000 shares of common stock with a par value of NT$10 each, with 15,000,000 shares being issued and outstanding. The shareholder of the Buyer immediately preceding the Merger Effective Date shall be the sole shareholder of Buyer immediately after the Merger Effective Date. Each stock certificate of Buyer evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Cancellation of Certain Shares of Graduate Common Stock. Each share of Graduate Common Stock that is owned by Graduate as treasury stock and each share of Graduate Common Stock that is owned by Buyer shall be canceled and retired and cease to be outstanding, and to the extent permitted by applicable Taiwan Statute, no capital stock of Buyer or other consideration shall be delivered in exchange therefor.

(c) Graduate Common Stock. Each share of Graduate Common Stock issued and outstanding at the Merger Effective Date (other than shares canceled pursuant to Section 2.1(b))

shall be canceled and retired and cease to be outstanding and shall entitle the holder thereof to receive the Merger Consideration.

2.2. Payment of Merger Consideration

(a) Exchange Agent. On the Merger Effective Date, Buyer shall deposit with an agent reasonably acceptable to Graduate, for the benefit of the holders of shares of Graduate Common Stock, for exchange in accordance with this Article 2, an amount of cash sufficient to deliver to the holders of Graduate Common Stock the aggregate Merger Consideration to which such holders are entitled pursuant to Section 1.2 (such cash, being hereinafter referred to as the “Exchange Fund.”) As soon as practicable after the Merger Effective Date, the agent shall mail to each holder of record of Graduate Common Stock (other than Graduate and Buyer) a check representing the amount of the Merger Consideration and if the mail delivery of such check cannot be made, the agent shall hold the money on behalf of such shareholder.

(b) No Further Ownership Rights in Graduate Common Stock. The Merger Consideration paid in accordance with the terms of this Article 2 upon cancellation of any shares of Graduate Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Graduate Common Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Graduate Common Stock that were outstanding immediately prior to the Merger Effective Date. If, after the Merger Effective Date, any certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

(c) Lost, Stolen or Destroyed Certificates. In the event any certificates evidencing share of Graduate Common Stock shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed certificate(s) shall not be entitled to receive any Merger Consideration until they have properly obtained an appropriate court judgment regarding the lost certificate and presented such judgment to the Surviving Corporation for payment of its claim for the Merger Consideration.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the shareholders of Graduate for six months after the Merger Effective Date shall be delivered to Surviving Corporation, upon demand, and any holder of Graduate Common Stock who has not previously complied with this Article 2 shall thereafter look only to Surviving Corporation for payment of its claim for Merger Consideration.

(e) Withholding Rights. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Graduate Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld pursuant to the applicable Taiwan Statute.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF GRADUATE

Graduate represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete in all material respects as of the date of this Agreement and shall be correct and complete in all material respects as of the Merger Effective Date (as though made then and as though the Merger Effective Date were substituted for the date of this Agreement throughout this Article 3), except (i) if a statement is made with reference to a particular date, then the statement shall only be correct and complete in all material respects as of such date; and (ii) as specifically disclosed in writing in the disclosure letter (with specific reference to the particular section or Subsection of this Agreement to which the information set forth in such disclosure letter relates) delivered by Graduate to Buyer and certified by a duly authorized officer of Graduate (the “Graduate Disclosure Letter”). Nothing in the Graduate Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Graduate Disclosure Letter specifically identifies the exception with particularity and describes the relevant facts in detail. The Graduate Disclosure Letter shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3. Notwithstanding anything to the contrary in this Agreement, Graduate shall not be liable for any breach of representations and warranties unless such breach individually or in the aggregate with other breaches has resulted in, or will result in a Material Adverse Effect. Graduate shall have no liability to Buyer for a breach of a representation or warranty hereunder that is qualified herein as being to the knowledge of Graduate or its Subsidiaries, if the act that causes such breach occurs after the date of this Agreement (unless such act is an act willfully taken by Graduate or one of its Subsidiaries, directly or indirectly), or an event, act or circumstance that renders such representation or warranty untrue was not known or deemed hereunder to have been known by Graduate or any of its Subsidiaries on or before the date hereof. Graduate shall promptly provide Buyer notice of any such event, act or circumstance in reasonable detail once it becomes aware of it. No officer, member of the board of directors, supervisor or employee of Graduate or any of its Subsidiaries shall be personally liable to Buyer with respect to the breach of any representation, warranty, covenant or obligation of Graduate or any of its Subsidiaries to Buyer under this Agreement.

3.1. Organization and Qualification; Subsidiaries. Each of Graduate and its Subsidiaries is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each of Graduate and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Each of Graduate and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed has not had, or is not reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Graduate. Except as set forth in Section 3.1 of the Graduate Disclosure Letter, Graduate does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity. When used in connection with Graduate or any of its Subsidiaries, the term “Material Adverse Effect” means any change, event, condition, circumstance, occurrence, effect, state of facts or development that, individually or in the aggregate, (i) will result in any change or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, financial condition or financial results of Graduate and its Subsidiaries, taken as a whole, or (ii) will prevent or materially impede, interfere with, hinder or delay the consummation by Graduate of the Merger or the other transactions referenced in this Agreement; provided, however, that Material Adverse Effect shall not be deemed to exist if the resultant financial impact of such change, event, condition, circumstance, occurrence, effect, state of facts or development does not exceed NT$300 million.

3.2. Articles of Incorporation and Organizational Rules. Graduate has previously furnished to Buyer complete and correct copies of its articles of incorporation rules for shareholders meeting, board meeting, delegation of powers to officers and similar governing instruments for

Graduate and each of its Subsidiaries, each as amended to date, and a complete list of which is set forth in Section 3.2 of the Graduate Disclosure Letter. Such articles of incorporation, rules for shareholders meeting, board meeting, delegation of powers to officers and similar governing instruments are in full force and effect. Neither Graduate nor any of its Subsidiaries is in violation of any of the provisions of any of such documents. A list of the current members of Graduate’s board of directors are set forth in Section 3.2 of the Graduate Disclosure Letter.

3.3. Capitalization. The authorized capital stock of Graduate consists of 420,000,000 shares of Graduate Common Stock. At the close of business on September 30, 2006, (i) 265,708,828 shares of Graduate Common Stock were issued and outstanding, all of which are duly authorized, validly issued and fully paid, (ii) no shares of Graduate Common Stock were held in treasury by Graduate or by Subsidiaries of Graduate and (iii) 12,813,000 shares of Graduate Common Stock were government-approved for issuance upon the exercise of outstanding options to purchase Graduate Common Stock under any Graduate stock option plan (as defined below), of which 1,516,500 shares of Graduate Common Stock are subject to outstanding vested stock options. No change in such capitalization has occurred after September 30, 2006 and on or prior to the date hereof, except the issuance of shares of Graduate Common Stock pursuant to the exercise of outstanding options. Except as set forth in Section 3.3 of the Graduate Disclosure Letter, there are not any bonds, debentures, notes or other indebtedness of Graduate having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Graduate are entitled to vote. Except as set forth in this Section 3.3, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights, calls, or other rights, commitments, agreements, arrangements or undertakings of any kind (i) relating to the issued or unissued capital stock or equity interest of Graduate or any of its Subsidiaries, (ii) obligating Graduate or any of its Subsidiaries to issue, transfer, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible or exchangeable for any shares or other equity interests in, Graduate or any of its Subsidiaries, or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of Graduate or any of its Subsidiaries. Upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, all shares of Graduate Common Stock subject to issuance referenced in clause (iii) above, or in Section 3.3 of the Graduate Disclosure Letter shall be duly authorized, validly issued and fully paid. Other than with respect to actions permitted under Section 5.2, there are no obligations, contingent or otherwise, of Graduate or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Graduate Common Stock or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the Ordinary Course of Business. All of the outstanding shares of capital stock of each of Graduate’s Subsidiaries are duly authorized, validly issued and fully paid and all such shares are owned by Graduate or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Graduate’s voting rights, charges or other encumbrances of any nature whatsoever.

3.4. Authority Relative to this Agreement. Graduate has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the transactions referenced in this Agreement. The execution and delivery of this Agreement by Graduate and the consummation by Graduate of the transactions referenced in this Agreement have been duly and validly authorized by all necessary corporate or other action on the part of Graduate, and no other corporate or other proceedings on the part of Graduate are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the Shareholder Approval). This Agreement has been duly and validly executed and delivered by

Graduate and, assuming the due authorization, execution and delivery by Buyer, constitutes the legal and binding obligation of Graduate, enforceable against Graduate in accordance with its terms.

3.5. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Graduate do not, and the consummation of the transactions referenced in this Agreement and compliance with the provisions of this Agreement by Graduate will not, (i) conflict with or violate the articles of incorporation rules for shareholders meeting, board meetings, delegation of powers to officers of Graduate or equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Shareholder Approval and compliance with the requirements set forth in Section 3.5(b) below, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any Taiwan Statute or other Applicable law in jurisdictions where Graduate or any of its Subsidiaries are located, own or operate their respective properties or assets or conduct business (“Graduate Applicable Laws”), or (iii) result in any violation or breach of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation (except for statutory rights of creditors arising under Taiwan Statute) or to the loss of a benefit under, or impair Graduate’s rights or alter the rights or obligations of any third party under, or result in the creation of a lien or encumbrance on any of the properties or assets of Graduate or any of its Subsidiaries pursuant to, any note, bond, debenture, mortgage, indenture, contract, agreement, lease, license, permit, franchise, commitment or other instrument or obligation to which Graduate or any of its Subsidiaries is a party or by which Graduate or any of its Subsidiaries or its or any of their respective properties or assets are bound or affected. Section 3.5(a) of the Graduate Disclosure Letter lists all consents, waivers and approvals under any Material Contracts required to be obtained in connection with the consummation of the transactions referenced by this Agreement.

(b) The execution and delivery of this Agreement by Graduate do not, and the consummation of the transactions referenced in this Agreement and compliance with the provisions of this Agreement by Graduate will not, require any consent, approval, order, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, or governmental or regulatory authority under any Graduate Applicable Laws (a “Governmental Entity”), except for (A) Taiwan Fair Trade Act and related Anti-trust laws of the People’s Republic of China (“PRC”), the combination notification with the Taiwan Fair Trade Commission (“TFTC”), the approval from Taiwan Stock Exchange (the “TSE”) and the FSC for de-listing of the Shares from the TSE, the approval from the Science Park Administration of the foreign investment approval to the Buyer and the registration with the Ministry of Economic Affairs for the dissolution of the Graduate and the registration of title transfers of the real estate and chattel mortgage from the Graduate to the Buyer with the applicable government authorities and the regulatory approvals required for the change of control of the Malaysia subsidiary of Graduate, if necessary; (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent Graduate from performing its obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to be material to Graduate.

3.6. Compliance; Permits.

(a) Except as otherwise disclosed in Section 3.6(a) of the Disclosure Letter, neither Graduate nor any of its Subsidiaries is, in any material respect, in conflict with, or in violation or breach of, or in default (with or without notice or lapse of time, or both) under, (i) any Graduate Applicable Laws or (ii) any note, bond, debenture, mortgage, indenture, contract, agreement, lease, license, permit, franchise, commitment or other instrument or obligation to which Graduate or any of its Subsidiaries is a party or by which Graduate or any of its Subsidiaries or its or any of their respective properties or assets is bound or affected. To the knowledge of Graduate or any of its Subsidiaries, no action, demand, requirement, investigation or review by any Governmental Entity is pending or threatened against Graduate or its Subsidiaries, nor has any Governmental Entity indicated an intention to conduct the same.

(b) Graduate and its Subsidiaries has in effect all required consents, permits, licenses, certificates, variances, exemptions, authorizations, orders and approvals from Governmental Entities that are material to the conduct of the business of Graduate and its Subsidiaries and the use of their respective properties and assets, as presently conducted and used (collectively, the “Graduate Permits”). Graduate and its Subsidiaries are in compliance in all material respects with the terms of the Graduate Permits. To the knowledge of Graduate or any of its subsidiaries, there is no material default under, or material violation of, any such Graduate Permit. Except as otherwise disclosed in Section 3.6(b) of the Disclosure Letter, the consummation of the Merger or any of the transactions referenced in this Agreement, in and of itself, would not cause the revocation or cancellation of any such Graduate Permit due to the violation or breach of the terms of the Graduate Permit or the terms under which the Graduate Permit was obtained.

3.7. FSC Filings; Financial Statements.

(a) All disclosures, notices, submissions, filings and other documents filed with or submitted to the FSC or TSE by Graduate on or after January 1, 2004 and prior to the date of this Agreement (such disclosures, notices, submissions, filings and other documents, including those that Graduate may file subsequent to the date hereof, are referred to as the “Graduate Reports”), (i) were prepared in accordance with, and complied with, the requirements of the Taiwan Statute, and (ii) did not, at the time they were filed (or if amended or superseded by a filing or submission prior to the date of this Agreement, then on the date of such filing or submission) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no amendments or modifications to Graduate Reports previously filed with or submitted to the FSC or TSE that are required to be filed or submitted pursuant to the Taiwan Statute or TSE rules, but that have not yet been so filed or submitted. None of Graduate’s Subsidiaries is required to file or submit any reports or other documents with the FSC or TSE, except for those that may be required solely because of such Subsidiary’s status as a subsidiary of Graduate. Graduate is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSE.

(b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Graduate Reports (the “Graduate Financials”) complied at the time it was filed with applicable accounting requirements and the published rules and regulations of the FSC with respect thereto, was prepared in accordance with generally accepted accounting principles of Taiwan (“Taiwan GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents the consolidated financial position of Graduate and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring adjustments that were not or are not expected to be material in amount, are correct and complete, and are consistent with the books and records of Graduate (which books and records are correct and complete).

3.8. Absence of Certain Changes or Events.

Except as otherwise disclosed in Section 3.8 of the Graduate Disclosure Letter, since June 30, 2006, there has not been any Material Adverse Effect on Graduate or any of its Subsidiaries.

Without limiting the generality of the foregoing, since that date neither Graduate nor any of its Subsidiaries:

(a) has sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than in the Ordinary Course of Business;

(b) has entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than NT$70 million or outside the Ordinary Course of Business;

(c) nor any other party has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than NT$35 million, to which Graduate or any of its Subsidiaries is a party or by which it is bound;

(d) except as connection with items referred to in subsection (g), has imposed or granted any lien upon any of its assets, tangible or intangible;

(e) has made any capital expenditure (or series of related capital expenditures) either involving more than NT$70 million or outside the Ordinary Course of Business;

(f) has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than NT$35 million, or outside the Ordinary Course of Business;

(g) has, on the last day of any calendar month, incurred additional loans or debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation that in the aggregate exceeds NT$660 million as compared to such amounts outstanding on June 30, 2006, except pursuant to lines of credit or credit facilities in existence prior to June 30, 2006 and disclosed in Section 3.8(g) of the Graduate Disclosure Letter;

(h) has delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course of Business;

(i) has cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than NT$35 million, or outside the Ordinary Course of Business;

(j) has granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(k) has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(l) has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, other than dividends announced and paid after May 1, 2007;

(m) has experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(n) has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement with respect to any individual that involves compensation and benefits in excess of NT$3.3 million per annum;

(o) has granted any increase in the base compensation of any of its board directors, officers, and employees outside the Ordinary Course of Business;

(p) has adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its board directors, officers, and employees (or taken any such action with respect to any Benefit Plan);

(q) has made any other change in employment terms for any of its board directors, officers, and employees outside the Ordinary Course of Business;

(r) has made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

(s) has discharged a material liability or lien outside the Ordinary Course of Business;

(t) has made any loans or advances of money in an amount in excess of NT$35 million;

(u) has made any material change in its accounting methods, principles or practices except as required by concurrent changes in Taiwan GAAP;

(v) has made any material revaluation of any of its assets, including without limitation writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the Ordinary Course of Business; and

(w) has committed to any of the foregoing.

3.9. No Undisclosed Liabilities. To the knowledge of Graduate or any of its Subsidiaries, neither Graduate nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of any nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with Taiwan GAAP that are, individually or in the aggregate, material to the business, financial results or financial condition of Graduate and its Subsidiaries taken as a whole, except liabilities (i) provided for in Graduate’s balance sheet as of June 30, 2006, or (ii) incurred since June 30, 2006, in the Ordinary Course of Business, consistent with past practices, none of which, individually or in the aggregate, are material to the business, financial results or financial condition of Graduate and its Subsidiaries, taken as a whole.

3.10. Absence of Litigation. Except as disclosed in Section 3.10 of the Graduate Disclosure Letter (which shall include a brief identification of the parties, forum, subject matter of the dispute and amount of damages or penalties claimed), neither Graduate nor any of its Subsidiaries has received written notice or threat of any action, suit, proceeding, arbitration or investigation against Graduate or any of its Subsidiaries that are still outstanding or unresolved, except for routine collection matters. There is not any judgment, decree, injunction, writ, stipulation, rule or order of any Governmental Entity outstanding against Graduate or any of its Subsidiaries.

3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Graduate Disclosure Letter lists each material employee benefit plan, contract and arrangement, excluding Pension Plans, that either Graduate or any of its Subsidiaries maintains, to which either Graduate or any of its Subsidiaries contributes or has any obligation to contribute, or with respect to which either Graduate or any of its Subsidiaries has any liability (the “Benefit Plans”). All Benefit Plans have been administered in accordance with their terms in all material respects, and all Benefit Plans and all related trust or other agreements comply in form and operation in all material respects with the Applicable Law of the country, state or local region therein in which each covered employee is employed (“Applicable Employee Benefits Law”).

(b) All material pensions and post retirement benefit plans maintained or contributed to by either Graduate or any of its Subsidiaries are set forth in Section 3.11(b) of the Graduate Disclosure Letter (the “Pension Plans”). All Pension Plans have been administered in accordance with their terms in all material respects, and all Pension Plans and all related trust and other agreements comply in form and operation in all material respects with Applicable Employee Benefits Law.

(c) Except as otherwise disclosed in Section 3.11(c) of the Graduate Disclosure Letter, all required filings for all Benefit Plans and all Pension Plans have been timely made with the appropriate Governmental Entity in accordance with the Applicable Employee Benefits Law, except where the failure to timely file has not materially affected Graduate. All reports or information relating to all Benefit Plans and all Pension Plans required to be disclosed to participants have been timely disclosed to participants. Except as otherwise disclosed in Section 3.11(c) of the Graduate Disclosure Letter, no disputes, litigation or claims that will result in liability in excess of NT$2 million individually or NT$10 million in the aggregate, other than such benefit claims as are made in the normal operation of a Benefit Plan or Pension Plan, exist, or to the knowledge of Graduate or any of its Subsidiaries, is threatened in connection with any Benefit Plan or Pension Plan.

(d) Except for severance and pension payments due under Taiwan Statute as a result of the merger, the consummation of the transactions referenced in this Agreement will not result in an increase in the amount of any benefit or accelerate the vesting, timing, funding or payment of any benefit under the Benefit Plans.

(e) Each of Graduate and its Subsidiaries has deducted and remitted to the relevant Governmental Entities all income taxes, unemployment insurance contributions, social insurance taxes and other taxes and amounts that it is required to deduct and remit to such governmental entity with respect to Graduate’s and its Subsidiaries’ employees, except where such amounts do not exceed NT$150,000 individually or NT$75 million in the aggregate, and each of Graduate and its Subsidiaries has made all required filings in respect thereof.

(f) Prior to the date of this Agreement, Graduate has delivered to Buyer true and complete copies of (i) each Benefit Plan and Pension Plan or, in the case of any unwritten Benefit Plan or Pension Plan, descriptions thereof, (ii) the three most recent annual reports filed with the appropriate Governmental Entity with respect to each Benefit Plan and Pension Plan, if any such report was required by applicable law (if any) (iii) each trust agreement, funding agreement or annuity contract relating to each Benefit Plan and Pension Plan (if any) and (iv) the most recent actuarial, valuation report, or description of contribution and funding status whichever is applicable, relating to each Benefit Plan and Pension Plan (if any) as set forth in Section 3.11(f) of the Graduate Disclosure Letter.

(g) Neither Graduate nor any Subsidiary, nor any officer thereof, nor any Benefit Plan or Pension Plan, nor any trust created under any Benefit Plan or Pension Plan, nor any trustee or administrator of any Benefit Plan or Pension Plan or trust created thereunder (which shall not include any governmental entity administering any Benefit Plan), has engaged in any breach of fiduciary responsibility that would subject any of the foregoing to a Tax or penalty or liability under Applicable Employee Benefits Law.

(h) Except as otherwise disclosed in Section 3.11(h) of the Graduate Disclosure Letter, no Benefit Plan provides benefits to current or future retirees or current or future former employees or their dependents except as required by Applicable Employee Benefits Law.

(i) Except as otherwise disclosed in Section 3.11(i) of the Graduate Disclosure Letter, all insurance premiums, contributions or payments required by Applicable Employee Benefits Law or the terms of each Benefit Plan and Pension Plan have been made or paid in full.

(j) Except as disclosed in Section 3.10 of the Graduate Disclosure Letter, no Benefit Plan or Pension Plan, or the deduction of any contribution to any Benefit Plan or Pension Plan, is the subject of a current or pending audit or examination by any Governmental Entity.

(k) Except as otherwise disclosed in Section 3.11(k) of the Graduate Disclosure Letter, no Benefit Plan or Pension Plan provides currently, or has at any time provided, to any employee any awards of either Graduate’s or any of its Subsidiaries’ capital stock, options to purchase Graduate’s or any of its Subsidiaries’ capital stock, or any other form or type of compensation based upon Graduate’s or any of its Subsidiaries’ capital stock.

3.12. Employees. With respect to each of Graduate and its Subsidiaries:

(i) there is no collective bargaining agreement or relationship with any labor organization;

(ii) to the knowledge of Graduate or any of its Subsidiaries, no executive or manager (in the position of “director” or above) of Graduate or any of its Subsidiaries (1) has any present intention to terminate his or her employment, or (2) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any Person that would be material to the performance of such employee’s employment duties or to the business activities currently conducted by Graduate or its Subsidiaries, including those business activities that may be conducted after the transactions referenced in this Agreement;

(iii) to the knowledge of Graduate or any of its Subsidiaries, no union organizing efforts are underway and no employees have requested recognition as a labor organization;

(iv) except as otherwise disclosed in Section 3.12(a)(iv) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or threatened;

(v) except as otherwise disclosed in Section 3.12(a)(v) of the Graduate Disclosure Letter, there is no workers compensation liability that could have a Material Adverse Effect on Graduate or any of its Subsidiaries;

(vi) except as disclosed in Section 3.12(a)(vi) of the Graduate Disclosure Letter, neither Graduate nor its subsidiaries has received notice of any employment-related charge, complaint, grievance, investigation, inquiry by a Governmental Entity, or obligation of any kind, pending or threatened in any forum, relating to an alleged violation or breach by Graduate or any of its Subsidiaries (or their officers or board directors) of any law, regulation, or contract that has resulted in or will result in a liability in excess of NT$1,000,000; and

(vii) except as otherwise disclosed in Section 3.12(a)(vii) of the Graduate Disclosure Letter to the knowledge of Graduate or any of its Subsidiaries, no employee of Graduate or any of its Subsidiaries has committed any act or omission giving rise to material liability for any violation or breach identified in Subsection (vi) above.

(b) Within the past 2 years, neither Graduate nor any of its Subsidiaries has implemented any mass layoff of employees that could give rise to a material liability under Graduate Applicable Laws.

(c) To the knowledge of Graduate and except as disclosed in Section 3.12(c) of the Graduate Disclosure Letter, there is no employment agreement with an executive or manager (in the position of “Vice President” or higher) of Graduate or its Subsidiaries, nor any severance agreements or policies applicable to employees of Graduate or any of its Subsidiaries.

3.13. Restrictions on Business Activities. Except as disclosed in Section 3.13 of the Graduate Disclosure Letter, there is no material agreement, judgment, injunction, order or decree directed against Graduate or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Graduate or any of its Subsidiaries, any acquisition of property by Graduate or any of its Subsidiaries or the conduct of business by Graduate or any of its Subsidiaries as currently conducted.

3.14. Absence of Liens and Encumbrances; Title to Properties. Except as otherwise disclosed in Section 3.14 of the Graduate Disclosure Letter, Graduate and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interest in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Graduate Financials and except for liens for taxes not yet due and payable. All leases pursuant to which Graduate or any of its Subsidiaries lease from others material amounts of real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Graduate or its Subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Graduate and its Subsidiaries, except such as may be under construction, are in good operating condition and repair.

3.15. Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all national, regional, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, provisional, estimated, or other tax of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) Graduate and each of its Subsidiaries has timely filed all returns, declarations, reports, claims for refund, or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof

(“Returns”) required to be filed by Graduate and each of its Subsidiaries and have paid all Taxes shown to be due on such Returns.

(ii) Graduate and each of its Subsidiaries as of the Merger Effective Date will have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any independent contractor, creditor, stockholder or other third party.

(iii) Neither Graduate nor any of its Subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Graduate or any of its Subsidiaries, nor has Graduate or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) Except as otherwise disclosed in Section 3.15(b)(iv) of the Graduate Disclosure Letter, no audit or other examination of any Return of Graduate or any of its Subsidiaries is currently in progress, nor has Graduate or any of its Subsidiaries been notified of any request for such an audit or other examination. Except as otherwise disclosed in Section 3.15(b)(iv) of the Graduate Disclosure Letter, during the last three years, no Return of Graduate or any of its Subsidiaries has ever been audited or examined by any tax authority, and no notice of such an audit or examination has been received by Graduate or its Subsidiaries. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Graduate or any of its Subsidiaries that are not adequately reserved for, and no requests for waivers of the time to assess any such taxes have been granted or are pending (other than with respect to years that are currently under examination by the Service or other applicable taxing authorities).

(v) Except as otherwise disclosed in Section 3.15(b)(v) of the Graduate Disclosure Letter, no adjustment relating to any Returns filed by Graduate or any of its Subsidiaries has been proposed formally or informally by any Tax authority to Graduate or any of its Subsidiaries or any representative thereof and, to the knowledge of Graduate or any of its Subsidiaries, no basis exists for any such adjustment which would be material to Graduate.

(vi) To the knowledge of Graduate or any of its Subsidiaries, neither Graduate nor any of its Subsidiaries has any liability for unpaid Taxes which have not been accrued for or reserved on Graduate’s balance sheet as of June 30, 2006.

(vii) Except as otherwise disclosed in Section 3.15(b)(vii) of the Graduate Disclosure Letter, no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes payable by Graduate or any of its Subsidiaries.

(viii) Neither Graduate nor any of its Subsidiaries is party to or affected by any tax-sharing or allocation agreement or arrangement.

(ix) Section 3.15(b)(ix) of the Graduate Disclosure Letter lists (x) any Tax exemption, Tax holiday or similar Tax reducing agreement that Graduate or any of its Subsidiaries has in any jurisdiction, including the nature, amount and lengths of such Tax exemption, Tax holiday or other Tax sparing arrangement and (y) any expatriate tax programs or policies affecting Graduate or any of its Subsidiaries. To the knowledge of Graduate or any of its Subsidiaries, each of Graduate and its Subsidiaries is in material compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax sparing agreement or order of any Governmental Entity and the consummation of the transactions referenced in this Agreement will not have any adverse effect on the continued

validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sparing agreement or order.

(x) There are no liens for any Taxes upon the assets of Graduate or its Subsidiaries other than statutory liens for Taxes not yet due and payable.

3.16. Environmental Matters.

(a) Except as otherwise disclosed in Section 3.16(a) of the Graduate Disclosure Letter, each of Graduate and its Subsidiaries has complied and is in compliance in all material respects with all, and is not subject to material liability for any violations of any, Environmental, Health, and Safety Requirements.

(b) Except as otherwise disclosed in Section 3.16(b) of the Graduate Disclosure Letter, to the knowledge of Graduate and or of its Subsidiaries and without limiting the generality of the foregoing, each of Graduate and its Subsidiaries has obtained or is in the process of obtaining, and has complied with and is in material compliance with all permits, licenses, consents, approvals, orders and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the operation of their businesses; and a list of all such permits, licenses and other authorizations is set forth on the Graduate Disclosure Letter.

(c) Except as otherwise disclosed in Section 3.16(c) of the Graduate Disclosure Letter, neither Graduate nor any of its Subsidiaries is aware of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities, including any investigatory, remedial or corrective obligations, relating to any of them or their facilities arising under Environmental, Health, and Safety Requirements.

(d) Except as otherwise disclosed in Section 3.16(d) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, none of the following exists at any location in which Graduate or any of their Subsidiaries conducts or has conducted their businesses: (i) underground storage tanks, (ii) materials or equipment containing polychlorinated biphenyls, (iii) landfills, surface impoundments, or disposal areas, or (iv) above-ground storage tanks containing or which at one time contained Hazardous Materials.

(e) Except as otherwise disclosed in Section 3.16(e) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, neither Graduate nor any of its Subsidiaries has improperly treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, or released any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) so as to give rise to any material liabilities, including any liability for fines, penalties, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees, pursuant to any Environmental, Health, and Safety Requirements.

(f) To the knowledge of Graduate or any of its Subsidiaries, neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will result in any material obligation for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any Environmental, Health, and Safety Requirements.

(g) Except as otherwise disclosed in Section 3.16(g) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, neither Graduate nor any of its Subsidiaries has assumed, undertaken or otherwise become subject to any liability, including without limitation any material obligation for corrective or remedial action, of any other Person relating to Environmental, Health, and Safety Requirements.

(h) Except as otherwise disclosed in Section 3.16(h) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, no facts, events or conditions relating to the past or present facilities, properties or operations of Graduate or any of its Subsidiaries prevents, hinders or limits continued compliance with Environmental, Health, and Safety Requirements, gives rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety Requirements, or gives rise to any other material liabilities pursuant to Environmental, Health, and Safety Requirements, including without limitation any relating to on-site or off-site releases or threatened releases of Hazardous Materials, substances or wastes, personal injury, property damage or natural resources damage.

(i) Except as otherwise disclosed in Section 3.16(i) of the Graduate Disclosure Letter, Graduate has furnished to Buyer (i) all environmental audits, assessments, investigations, reports and other material environmental documents, including, but not limited to any Phase I and Phase II environmental assessments, relating to its or its Subsidiaries’ past or current properties, facilities, or operations that are in its possession or under their reasonable control, and (ii) all correspondence and other documents relating to communications to or from any governmental entity or any third party regarding violations of and Environmental, Health, and Safety Requirements or of any conditions that would give rise to material liability or responsibility under the Environmental, Health, and Safety Requirements delivered or received by Graduate or any of its Subsidiaries within the last three years.

3.17. Agreements. The agreements set forth in Section 3.17 of the Graduate Disclosure Letter are the valid and effective, as of the date of this Agreement, agreements of Graduate and its subsidiaries (collectively, “Material Contracts”):

(a) with or to any labor union;

(b) for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from Graduate or any Subsidiary in an amount in excess of NT$70 million per annum that is not terminable on 60 days’ or less notice without cost or other liability at or at any time after the Merger Effective Date or in which Graduate or any Subsidiary has granted or received manufacturing rights, most favored nation pricing provisions or exclusive marketing rights relating to any product, group of products or territory;

(c) that has involved or is expected to involve a sharing of profits of Graduate or any of its Subsidiaries with any other party (other than with employees and shareholders solely in their capacities as such or in connection with rebates, commissions, success, royalties or contingent fees dependant upon or derived from revenues);

(d) for the employment or retention of any officer, employee or consultant that by its terms is not immediately terminable without cost or other liability, at or at any time after the Merger Effective Date, except for agreements that cannot be immediately terminable pursuant to Graduate Applicable Laws;

(e) all lines of credit or similar bank loan for the borrowing of money (with indication of the revolving credit amount, if applicable) and those leasing transactions of a type required to be capitalized in accordance with Taiwan GAAP under which payments to any third party exceed NT$5 million per annum;

(f) under which Graduate or any Subsidiary is lessee, sublessee, lessor or sublessor of any parcel of real property or of any items of tangible personal property under which monthly payments to or from a third party exceed NT$500,000;

(g) that has not been terminated or performed in its entirety that may be, by its terms, terminated, impaired or adversely affected by reason of the execution of this Agreement or the transactions referenced in this Agreement;

(h) for the sale of any assets, properties or rights to someone other than a customer pursuant to a manufacturing agreement having a stated or expected value in excess of NT$15 million individually and NT$30 million in the aggregate;

(i) that, to the knowledge of Graduate or any of its Subsidiaries, restricts Graduate or any Subsidiary from engaging in any aspect of its business or competing in any line of business in any geographic area (other than representative or distributor agreements entered into in the Ordinary Course of Business); or

(j) a contract, agreement or arrangement between Graduate or any of its Subsidiaries on the one hand, and any officer or board director of Graduate or any of its Subsidiaries or any person directly or indirectly owning, controlling or holding power to vote 5% or more of Graduate’s outstanding voting securities (other than compensation arrangements involving a board director or officer of Graduate), on the other hand.

Each Material Contract is valid and binding on Graduate or its Subsidiary and in full force and effect and, to the best knowledge of Graduate or its Subsidiary, is not subject to any default thereunder by any party obligated to Graduate or its Subsidiary pursuant thereto. Except as otherwise disclosed in Section 3.17 of the Graduate Disclosure Letter, no Material Contract contains any material liquidated damages, penalty or similar provision that has a value in excess of NT$30 million. Neither Graduate nor its Subsidiary intends to cancel, withdraw, modify or amend any such Material Contract and, to the knowledge of Graduate or its Subsidiary, no other party to the Material Contract intends to cancel, withdraw, modify or amend any Material Contract other than pursuant to the terms of such Material Contract.

3.18. Brokers. Except as otherwise disclosed in Section 3.18 of the Graduate Disclosure Letter, no broker, financial advisor, finder or investment is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions referenced in this Agreement based upon arrangements made with Graduate or any of its Subsidiaries.

3.19. Intellectual Property.

(a) Each of Graduate and its Subsidiaries owns or possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of their respective businesses as presently conducted and as presently proposed to be conducted. To the knowledge of Graduate or any of its Subsidiaries, each item of Intellectual Property owned or used by either Graduate or any of its Subsidiaries immediately prior to the Closing hereunder shall be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Merger Effective Date. Each of Graduate and its Subsidiaries has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses.

(b) Except as set forth in Section 3.19(b) of the Graduate Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, neither Graduate nor any of its Subsidiaries has infringed upon or misappropriated any Intellectual Property rights of third parties, and neither Graduate nor any of its Subsidiaries has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Graduate or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of Graduate nor any of its Subsidiaries, no third party has infringed upon or misappropriated any Intellectual Property rights of Graduate or any of its Subsidiaries.

(c) Section 3.19 (c) of the Graduate Disclosure Letter identifies each patent or registration that has been issued to Graduate or any of its Subsidiaries with respect to any Intellectual Property, identifies each pending patent application or application for registration that Graduate or any of its Subsidiaries has made with respect to any Intellectual Property, and identifies each license, agreement, or other permission that Graduate or any of its Subsidiaries has granted to any third party with respect to any of their Intellectual Property. Graduate has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 3.19 (c) of the Graduate Disclosure Letter also identifies each unregistered trademark, service mark, trade name, corporate name or Internet domain name and computer software item (other than commercially available off-the-shelf software purchased or licensed for less than a total cost of NT$100,000 individually) used by either Graduate or any of its Subsidiaries in connection with their businesses. With respect to each item of Intellectual Property required to be identified in Section 3.19 (c) of the Graduate Disclosure Letter:

(i) except as otherwise disclosed in Section 3.19(c)(i) of the Graduate Disclosure Letter, either Graduate or one of its Subsidiaries as the case may be possesses all right, title, and interest in and to the item, free and clear of any lien, license, or other restriction or limitation regarding use or disclosure, including any outstanding injunction, judgment, order, decree or ruling;

(ii) except as disclosed pursuant to Section 3.10, no action, suit, proceeding, hearing, investigation, complaint, claim, or demand is pending or, to the knowledge of Graduate and its Subsidiaries is threatened that challenges the legality, validity, enforceability, use, or ownership of the item, and there are no grounds for the same;

(iii) except as otherwise disclosed in Section 3.19(c)(iii) of the Graduate Disclosure Letter, neither Graduate nor any of its Subsidiaries has any outstanding agreements to indemnify any Person, other than customers in the Ordinary Course of Business, for or against any infringement or misappropriation with respect to the item; and

(iv) no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Graduate or any of its Subsidiaries, including without limitation, a failure by Graduate or any of its Subsidiaries to pay any required maintenance fees) and patents that Graduate reasonably determines no longer have commercial value.

(d) Section 3.19(d) of the Graduate Disclosure Letter identifies each item of Intellectual Property that any third party (other than customers) owns and that either Graduate or any of its Subsidiaries uses pursuant to license, sublicense, agreement, or permission. Graduate has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Section 3.19(d) of the Graduate Disclosure Letter:

(i) the license, sublicense, agreement or permission covering the item is, to Graduate’s knowledge, legal, valid, binding, enforceable, and in full force and effect in accordance with its terms and subject to any limitations under applicable law;

(ii) the license, sublicense, agreement, or permission shall, to Graduate’s knowledge, continue to be legal, valid, binding, enforceable, and in full force and effect in accordance with its terms and subject to any limitations under applicable law following the consummation of the transactions referenced in this Agreement;

(iii) no party to the license, sublicense, agreement, or permission is, to Graduate’s knowledge, in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration of payments thereunder;

(iv) no party to the license, sublicense, agreement, or permission has, to the knowledge of Graduate or any of its Subsidiaries, repudiated in writing, any provision thereof;

(v) to Graduate’s knowledge, with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi) except as disclosed in Section 3.10 to Graduate’s Disclosure Letter, to the knowledge of Graduate or any of its Subsidiaries, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of Graduate, its Subsidiaries, is threatened that challenges the legality, validity, or enforceability of the underlying item of Intellectual Property, and there are no grounds for the same; and

(vii) except as otherwise disclosed in Section 3.19(d)(vii) of the Graduate Disclosure Letter neither Graduate nor any of its Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission, other than to a Subsidiary.

(e) To the knowledge of Graduate or any of its Subsidiaries: (i) neither Graduate nor any of its Subsidiaries has in the past nor will infringe upon or misappropriate any Intellectual Property rights of third parties as a result of the continued operation of their businesses as presently conducted and as presently proposed to be conducted; (ii) except as set forth in Section 3.19(e) of the Graduate Disclosure Letter, no notices regarding any of the foregoing (including, without limitation, any demands or offers to license any Intellectual Property from any third party) have been received by Graduate or any of its Subsidiaries.

(f) Neither Graduate nor any of its Subsidiaries has any knowledge of any new products, inventions, procedures, or methods of manufacturing or processing that any competitors have developed that will supersede any material process of Graduate or any of its Subsidiaries.

(g) Each of Graduate and its Subsidiaries has taken all necessary and desirable actions to maintain and protect all of its Intellectual Property and will continue to maintain and protect all of its Intellectual Property prior to the Merger Effective Date so as not to materially adversely affect the validity or enforceability thereof.

(h) Each of Graduate and its Subsidiaries has complied in all material respects with and are presently in compliance in all material respects with all foreign, national, regional, local, governmental, administrative or regulatory laws, regulations, guidelines and rules applicable to any Intellectual Property of Graduate or its Subsidiaries

3.20. Insurance. Graduate maintains insurance policies covering the assets, equipment, properties, employees, and board directors’ and supervisors’ liability of Graduate and its Subsidiaries which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Graduate and its Subsidiaries. There is no individual claim in excess of NT$1.5 million or aggregate claims in excess of NT$30 million by Graduate or any of its Subsidiaries pending under any of the insurance policies maintained by Graduate (collectively, the “Insurance Policies”) as to which coverage has been questioned, denied or disputed by their underwriters. All premiums under such Insurance Policies have been paid and Graduate and its Subsidiaries are otherwise in full compliance with the terms of such policies. Graduate does not know of any threatened termination of, or material premium increase with respect to, any of its Insurance Policies. Set forth in Section 3.20 of the Graduate Disclosure Letter is a true and complete list of all insurance policies in force naming Graduate, any of its Subsidiaries or employees or board directors thereof as an insured or beneficiary or as a loss payable payee or for which Graduate or any of its Subsidiaries has paid or is obligated to pay all or part of the premiums. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and neither Graduate nor any of its Subsidiaries has received, as of the date hereof, written notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect to the Insurance Policies.

3.21. Board Approval. The Board of Directors of Graduate, at a meeting duly called and held at which at least two-third of all board directors of Graduate were present, duly adopted resolutions (i) adopted this Agreement and approved the Merger and the transactions referenced in this Agreement, (ii) declaring that it is advisable and in the best interests of the shareholders of Graduate that Graduate enter into this Agreement and consummate the Merger and the other transactions referenced in this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directing that the adoption of this Agreement be submitted as promptly as practicable to a vote at a meeting of the shareholders of Graduate and (iv) recommending that the shareholders of Graduate approve and adopt this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

3.22. Vote Required. The affirmative vote by the holders of (i) a majority of the votes present at the shareholders’ meeting attended by holders of at least two-thirds of the outstanding and issued shares of Graduate Common Stock; or (ii) at least two-thirds of the votes present at the shareholders’ meeting attended by holders of at least a majority but less than two-thirds of the issued and outstanding shares of Graduate Common Stock, as the case may be, (the “Shareholder Approval”) is the only vote of the holders of any class or series of Graduate’s capital stock necessary to approve and adopt this Agreement and to approve the Merger.

3.23. Right to Dissent.

Other than the shareholders’ appraisal rights under Taiwan Statute, nothing in Graduate articles of incorporation provides or would provide to any person, including the holders of Graduate Common Stock, upon execution of this Agreement or consummation of the Merger and the other transactions referenced in this Agreement, any additional appraisal or similar rights to demand Graduate to purchase their shares.

3.24. Properties.

(a) Section 3.24(a) of the Graduate Disclosure Letter contains a true and complete list of (i) all real property owned by Graduate or any of its Subsidiaries where revenues attributable to each such real property site exceeded NT$23million in Graduate’s last completed fiscal year and (ii) all material real property owned by Graduate (collectively, the “Owned Real Property”) and for each parcel of Owned Real Property, identifies the correct street address and current use (including business unit, if applicable) of such Owned Real Property. Neither Graduate nor any of its

Subsidiaries has received any notice of any, and to the knowledge of Graduate there is no, default under any restrictive covenants, restrictions and conditions affecting the Owned Real Property and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants, restrictions or conditions.

(b) Section 3.24(b) of the Graduate Disclosure Letter contains a true and complete list of (i) all real property leased, subleased, licensed or otherwise used or occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Graduate or any of its Subsidiaries or which Graduate or any of its Subsidiaries has the right to use or occupy where revenues attributable to each such real property site exceeded NT$23 million in the Graduate’s last completed fiscal year and (ii) all material real property leased, subleased, licensed or otherwise used or occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Graduate or any of its Subsidiaries or which Graduate or any of its Subsidiaries has the right to use or occupy (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the correct street address and current use (including business unit, if applicable) of such Leased Real Property. True and complete copies of all written agreements and written summaries of the material terms of all oral agreements (in each case, including all material written modifications, amendments, supplements, waivers and side letters thereto) under which Graduate or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date of this Agreement have been made available to Buyer prior to the date hereof.

(c) Except as otherwise disclosed in Section 3.24(c) of the Graduate Disclosure Letter, Graduate and/or its Subsidiaries have good and marketable title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear, in each case, of all liens and third party claims.

(d) Other than the Real Property Leases, none of the Owned Real Property or the Leased Real Property is subject to any lease, sublease, license or other agreement granting to any other person, other than Subsidiaries, any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

(e) Each Real Property Lease is in full force and effect and constitutes the valid and legally binding obligation of Graduate or any of its Subsidiaries, enforceable in accordance with its terms and subject to limitation under Applicable Laws, and there is no material default under any Real Property Lease either by Graduate or any of its Subsidiaries party thereto or, to the knowledge of Graduate or any of its Subsidiaries, by any other party thereto.

(f) There does not exist any violations of building codes or pending condemnation or eminent domain proceedings that materially and adversely affects any Owned Real Property or, to the knowledge of Graduate or any of its Subsidiaries, any such proceedings that affect any Leased Real Property or, to the knowledge of Graduate or any of its Subsidiaries, any threatened condemnation or eminent domain proceedings that materially and adversely affects any Owned Real Property or Leased Real Property, and neither Graduate nor any of its Subsidiaries have received any written notice of the intention of any Governmental Authority or other person to take or use any Owned Real Property or Leased Real Property.

(g) The buildings and improvements on the Owned Real Property and the Leased Real Property are in reasonable condition and in a state of reasonable and working maintenance and repair, ordinary wear and tear excepted.

(h) Except as otherwise disclosed in Section 3.24(h) of the Graduate Disclosure Letter, Graduate and each of its Subsidiaries are in possession of and have good title to free and clear of all liens, or have valid leasehold interests in, all tangible personal property used in the business of Graduate and each of its Subsidiaries, respectively.

3.25. Corrupt Practices. Neither Graduate, nor any of its Subsidiaries, nor any of their respective board directors, officers, agents, employees or, to the knowledge of Graduate or any of its Subsidiaries, any other persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity, to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of any applicable foreign, federal or state law, and (ii) paid, accepted or received or any unlawful contributions, payments, expenditures or gifts, except, in the case of clauses (i) and (ii), has not had and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.26. Related Party Transactions. Except to the extent disclosed in Section 3.26 of the Graduate Disclosure Letter, there are and have been no transactions, agreements, arrangements or understandings involving Graduate or its Subsidiaries that would be required to be disclosed under Taiwan Statute or TSE rules.

3.27. Product Warranty. Neither Graduate nor any of its Subsidiaries has any liability (and there is no known basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) for replacement or repair thereof or other damages in connection with any product manufactured, sold, leased or delivered by Graduate or any of its Subsidiaries, subject only to the reserve, if any, for product warranty claims set forth on the face of the Graduate Financials (rather than in any notes thereto), as adjusted for the passage of time through the Merger Effective Date in accordance with past custom and practice. Neither Graduate nor any of its Subsidiaries has standard terms and conditions of sale or lease.

3.28. Product Liability. Neither Graduate nor any of its Subsidiaries is aware of any liability (or any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product sold by Graduate or any of its Subsidiaries.

3.29. Customers and Suppliers. Section 3.29(a) of the Graduate Disclosure Letter lists the 10 largest customers of Graduate and its Subsidiaries for each of the two most recent fiscal years and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to such customer. Section 3.29(a) of the Graduate Disclosure Letter also lists any additional current customers that Graduate and its Subsidiaries anticipate shall be among the five largest customers for 2006.

(b) Section 3.29(b) of the Graduate Disclosure Letter lists the 10 largest non-equipment suppliers of Graduate and its Subsidiaries for each of the two most recent fiscal years and sets forth opposite the name of each such supplier the annual expenses attributable to such supplier. Since June 30, 2006, to the knowledge of Graduate or any of its Subsidiaries, no such supplier of Graduate or any Subsidiary has indicated that it shall stop, or materially decrease the rate of, supplying materials, products or services to Graduate or any of its Subsidiaries, and no customer listed in Section 3.29 of the Graduate Disclosure Letter has indicated that it shall stop, or materially decrease the rate of, buying products from Graduate or its Subsidiaries.

3.30. Disclosure. None of the representations or warranties made by Graduate herein or in any Exhibit hereto or in the Graduate Disclosure Letter, or document furnished by Graduate on or prior to the Merger Effective Date pursuant to Section 6.2 of this Agreement, when all such documents are read together in their entirety, contains or will contain at the Merger Effective Date any untrue statement of a material fact, or omits or will omit at the Merger Effective Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

3.31. Knowledge of Graduate and Subsidiaries.

For purposes of this Agreement, Graduate and its Subsidiaries shall be deemed to have knowledge of a particular fact or matter only if a board director or officer (in a position of Vice General Manager or above) of Graduate or its Subsidiaries, respectively, has actual knowledge of such fact or matter after due inquiry.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Graduate, that the statements contained in this Article 4 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Merger Effective Date (as though made then and as though the Merger Effective Date were substituted for the date of this Agreement throughout this Article 4).

4.1. Organization and Qualification; Subsidiaries. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. When used in connection with Buyer, the term “Material Adverse Effect” means any change, event, condition, circumstance, occurrence, effect, state of facts or development that, individually or in the aggregate, (i) is reasonably expected to result in any change or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, financial condition or financial results prospects of Buyer or (ii) is reasonably expected to prevent or materially impede, interfere with, hinder or delay the consummation by Buyer of the Merger or the other transactions referenced in this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact.

4.2. Authority Relative to this Agreement. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions referenced in this Agreement. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions referenced in this Agreement have been duly and validly authorized by all necessary corporate action on the part of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Graduate, constitutes legal and binding obligations of Buyer, enforceable against Buyer in accordance with its terms.

4.3. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and Buyer do not, and consummation of the transactions referenced in this Agreement and compliance with the provisions of this Agreement by Buyer will not, (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of Buyer, (ii) subject to compliance with the requirements set forth in Section 4.3(b) below, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any federal, state or local statute, law, rule, regulation, ordinance, order, writ, injunction, stipulation, judgment or decree, whether civil, criminal or administrative, applicable to Buyer or by which its or any of its respective properties or assets is bound or affected, or (iii) result in any violation or breach of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, or impair Buyer’s rights or alter the rights or obligations of any third party under, or result in the creation of a lien or encumbrance on any of the properties or assets Buyer pursuant to, any material note, bond, debenture, mortgage, indenture, contract, agreement, lease, license, permit, franchise, commitment or other instrument or obligation to which Buyer is a party or by which Buyer or its or any of its respective properties or assets are bound or affected.

(b) The execution and delivery of this Agreement by Buyer do not, and the consummation of the transactions referenced in this Agreement and compliance with the provisions of this Agreement by Buyer will not, require any consent, approval, order, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, blue sky laws, the Taiwan Statues, Taiwan Fair Trade Act and related Anti-trust laws of PRC and of foreign Governmental Entities and the rules and regulations thereunder, including but not limited to Taiwan FTC merger clearance, the approval from Taiwan Stock Exchange (the “TSE”) and the Financial Supervisory Commission (the “FSC”) for de-listing of the Shares from the TSE, the approval from the Hsinchu Science Park Administration/Investment Commission of the reinvestment and foreign investment approval to the Buyer and the registration with the Ministry of Economic Affairs for the liquidation of the Graduate and the registration of title transfers of the real estate and chattel mortgage from the Graduate to the Buyer with the applicable government authorities and the regulatory approvals required for the change of control of the Malaysia subsidiary of Graduate, if necessary. (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent Buyer from performing its obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to be material to Buyer.

4.4. Brokers. No broker, financial advisor, finder or investment banker (other than Citigroup Global Markets Inc.) is entitled to any brokerage, finders or other fee or commission in connection with the transactions referenced in this Agreement based upon arrangements made by or on behalf of Buyer.

4.5. Disclosure. None of the representations or warranties made by Buyer herein, or document furnished by Buyer at the Closing pursuant to Section 6.3 of this Agreement, when all such documents are read together in their entirety, contains or will contain at the Merger Effective Date any untrue statement of a material fact, or omits or will omit at the Merger Effective Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 5

COVENANTS

5.1. Information and Access. Subject to and in accordance with the terms and conditions of that certain letter agreement dated September 29, 2006, between Jabil Circuit, Inc. and Graduate (the “Confidentiality Agreement”) and any other confidentiality agreement between the parties, from the date of this Agreement and continuing until the Merger Effective Date, each party shall afford the other, upon reasonable request, reasonable access to its properties, books, records, information, personnel and consultants, including the party’s independent auditors. Graduate will give immediate written notice to Buyer of any breach of any of the representations and warranties in Article 3 above.

5.2. Conduct of Business.

(a) Conduct of Business of Graduate Pending the Merger. During the period from the date of this Agreement and continuing until the Merger Effective Date or the termination of this Agreement pursuant to Section 7.1, whichever is earlier, except as consented to in writing in advance by Buyer, which shall not be unreasonable withheld or as expressly permitted pursuant to this Agreement, (i) Graduate shall keep Buyer apprised of all material changes in any aspect of the business of Graduate, including that of any of its Subsidiaries, and (ii) Graduate and its Subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and each of Graduate and its Subsidiaries shall use all reasonable efforts to maintain and preserve intact its business organization. Without limiting the generality of the foregoing and except as expressly permitted pursuant to this Agreement, and except as disclosed in Section 5.2 of the Graduate Disclosure Letter, following the execution of this Agreement and prior to the Merger Effective Date, neither Graduate nor any of its Subsidiaries shall, unless this Agreement is terminated pursuant to Section 7.1, without the prior written consent of Buyer, which shall not be unreasonably withheld, take any act of the type referenced in Section 3.8 hereof or authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing. Graduate shall give Buyer the opportunity to participate in the defense or settlement of any litigation, proceedings or claims against Graduate relating to the transactions referenced in this Agreement and settlement of any litigation, proceeding or claim shall be subject to Buyer’s prior written consent.

(b) Conduct of Business of Buyer Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Merger Effective Date, Buyer covenants and agrees that, unless Graduate shall otherwise agree in writing, they shall not take, or agree in writing or otherwise to take, any action that would make any of the representations or warranties of Buyer contained in this Agreement untrue or incorrect or prevent Buyer from performing, or cause Buyer not to perform, its covenants hereunder. Buyer shall not, nor shall it authorize or permit any of its Subsidiaries to, directly or indirectly, (i) solicit or initiate (including by way of furnishing nonpublic information) or take other action, either directly or indirectly, to, or which could reasonably be expected to, any inquires or the making of any proposal or offer in connection with an Acquisition Proposal or potential Acquisition Proposal from or with any person, entity or group that is a direct competitor of Graduate without providing notice to Graduate, or (ii) enter into, continue or otherwise engage in any discussions or negotiations relating thereto or in furtherance thereof, or otherwise cooperate in any way with, any Acquisition Proposal with a direct competitor of Graduate without providing notice to Graduate.

5.3. Negotiation With Others.

(a) Graduate shall not, nor shall it authorize or permit any of its Subsidiaries , nor shall it authorize or permit another person to, directly or indirectly, (i) solicit or initiate (including by way of furnishing nonpublic information) or take other action, either directly or indirectly, to, or which could reasonably be expected to, encourage the making of any proposal or offer in connection with an Acquisition Proposal or potential Acquisition Proposal from any person, entity or group (other than Buyer and its affiliates, agents and representatives), or (ii) enter into, continue or otherwise engage in any discussions or negotiations relating thereto or in furtherance thereof, or otherwise cooperate in any way with, any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, (w) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving

Graduate or any Subsidiaries of Graduate pursuant to which any person or the shareholders of any person would own 1% or more of any class of equity securities of Graduate or any of its Subsidiaries or of any resulting parent company of Graduate, (x) any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 1% or more of the revenues, net income or the assets of Graduate and its Subsidiaries, taken as a whole, (y) any direct or indirect acquisition or purchase, in one transaction or a series of transactions, 1% or more of the outstanding shares of capital stock of Graduate (including without limitation by way of a tender offer or an exchange offer) or similar transactions involving Graduate or any Subsidiaries of Graduate, or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b) Notwithstanding Section 5.3(a), at any time prior to obtaining the Shareholder Approval, if the Graduate receives an Acquisition Proposal, it shall immediately advise Buyer of such event occurring.

(c) Neither the Board of Directors of Graduate nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Buyer), or publicly propose to withdraw (or modify in a manner adverse to Buyer), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions referenced in this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal other than from Buyer or (ii) approve or recommend, or propose to approve or recommend, or allow Graduate or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, other than with Buyer.

(d) Graduate shall be entitled to provide copies of this Section 5.3 to persons who, on an unsolicited basis after the date of this Agreement, contact Graduate regarding an Acquisition Proposal, provided that Buyer shall concurrently be notified of such contact and delivery of such copy.

(e) Graduate shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons (other than Buyer) conducted prior to the date of this Agreement with respect to any of the foregoing and request the prompt return or destruction of all confidential information previously furnished.

5.4. Filings.

(a) At Buyer’s expense, Graduate shall translate the Merger Agreement into Chinese. As promptly as practicable after the date of this Agreement, Buyer and Graduate each shall provide the other reasonable assistance in making any filings required under Applicable Law relating to the transactions referenced in this Agreement (the “Filings”). Each Company will notify the other Company promptly of the receipt of any comments from the competent authority and its staff and of any request by the competent authority or its staff or any other government officials for amendments or supplements to any Filing or for additional information and will supply the other Company with copies of all correspondence between such Company or any of its representatives, on the one hand, and the FSC, or its staff or any other government officials, on the other hand, with respect to the Merger Agreement, the Offer, the Merger or any Filing. The Filings shall comply in all material respects with Applicable Law. Whenever any event occurs which is required to be set forth in an amendment or supplement any Filing, Buyer or Graduate, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the FSC or its staff or any other government officials, and/or mailing, if needed, to shareholders of Graduate, such amendment or supplement.

No such amendment or supplement will be made by either party without prior consultation with the other party, unless such consultation is impracticable.

(b) The shareholders’ meeting notice and agenda attached thereto to be sent by Graduate to its shareholders to approve the Merger shall include the recommendations of the Board of Directors of Graduate in favor of the Merger.

5.5. Notice of Filings. Each party shall promptly provide the other (or its counsel) copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions referenced in this Agreement.

5.6. Shareholders Meeting. Graduate shall establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders to be held as promptly as practicable after the successful completion of the Offer (and in any event, to the extent permissible under applicable law, within 50 days after the successful completion of the Offer) for the purpose of obtaining the Shareholder Approval and to elect members of the board of directors and supervisors.

5.7. Agreements to Take Reasonable Action. Subject to the respective rights and obligations of Buyer and Graduate under this Agreement, each of the parties to this Agreement will use its reasonable efforts to effect the transactions referenced in this Agreement and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; provided that neither Buyer nor Graduate nor any Subsidiary or affiliate thereof will be required to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Subject to the foregoing, and to the extent permitted by law or any applicable fiduciary duty, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions referenced in this Agreement. Nothing in this Agreement shall be construed to impose any obligation on either Company to cause any shareholder of Graduate to vote its Graduate Common Stock in any manner at any shareholder meeting; and

(b) The parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to all antitrust or similar filings.

5.8. Consents. Buyer and Graduate shall each use all reasonable efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required in order to permit it to proceed with the consummation of the transactions referenced in this Agreement and to enable the Surviving Corporation to conduct and operate the business of Graduate and its Subsidiaries substantially as currently conducted and as contemplated to be conducted.

5.9. Public Announcements. Buyer and Graduate shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions referenced in this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by law or the relevant stock exchange. Within 10 business days after the date of this Agreement, but no sooner than when the Offer is first publicized, Graduate will issue a press release in English disclosing that Graduate either (i) recommends acceptance or rejection of the Offer or (ii) expresses no opinion and is remaining neutral toward the Offer, and in either case including a statement of reasons for the position disclosed.

5.10. Graduate Options.

(a) It is acknowledged by the Companies that the outstanding options to purchase shares of Graduate Common Stock (each, a “Graduate Stock Option”) have been granted to employees of Graduate and its subsidiaries under two separate stock option programs. Specifically, the Graduate Stock Options were granted under a program launched in 2004 (the “2004 Stock Option Program”) and a program launched in 2006 (the “2006 Stock Option Program”). At the Merger Effective Date, no portion of the Graduate Stock Options granted under the 2006 Stock Option Program will be vested, and fifty percent (50%) of the Graduate Stock Options granted under the 2004 Stock Option Program will be vested. The terms of the 2006 Graduate Stock Option Program provide for automatic cancellation of all unvested Graduate Stock Options at the time of a merger or acquisition.

(b) Buyer and Graduate agree that at the Merger Effective Date:

(1) each Graduate Stock Option under the 2004 Stock Option Program that is outstanding and unvested immediately prior to the Merger Effective Date shall become fully vested;

(2) each Graduate Stock Option under the 2004 Stock Option Program that is outstanding and vested (after application of the vesting acceleration described in subsection (b)(1) above) and unexercised at the Merger Effective Date shall thereafter no longer be exercisable but shall entitle the holder of such Graduate Stock Option, in termination and settlement of such Graduate Stock Option of such holder, to receive an amount in cash from the Surviving Corporation equal to (A) the Merger Consideration times the total number of shares of Graduate Common Stock subject to such Graduate Stock Option immediately prior to the Merger Effective Date minus (B) the exercise price for such Option; provided, however, that the cash amounts attributable to options that had vesting accelerated as described in subsection (b)(i) above shall be paid over time on the dates that the related Graduate Stock Option (or applicable portion thereof) would have otherwise have vested, and only if such employee remains employed by the Buyer on such dates, unless Buyer elects to make such payments sooner; and

(3) each Graduate Stock Option under the 2006 Stock Option Program that is outstanding and unvested at the Merger Effective Date shall be cancelled; provided, however, that, subject to the applicable required approval of the proper committee of the Board of Directors of Jabil Circuit, Inc., the ultimate parent corporation of the Buyer (“Parent”), Parent shall grant to the holder of each Graduate Stock Option that is disclosed pursuant to Section 3.3 and that is cancelled pursuant to this Section 5.10(b)(2) (each a “Cancelled Graduate Option”), a stock appreciation right (a “Parent SAR”). Such Parent SAR shall relate to a number of whole shares of Parent Common Stock calculated as follows:

x divided by y, where x equals the product of the number of shares of Graduate Common Stock subject to the Cancelled Graduate Option times the difference between NT$109 minus the exercise price of the Cancelled Graduate Option, and y equals the closing sales price of a share of Parent Common Stock as quoted on the New York Stock Exchange on the last market trading day prior to the Merger Effective Date calculated in Taiwanese dollars based on foreign exchange rates in effect on the date of such calculation.

For example, if the closing sales price of a share of Parent Common Stock on the last market trading day prior to the Merger Effective Date is NT$1000, the holder of a Cancelled Graduate Option to purchase 5,000 shares of Graduate Common Stock at an exercise price of NT$79 per share would receive a Parent SAR covering 150 shares of Parent Common Stock ((5,000 shares X (NT$109 – NT$79)) ÷ NT$1000) = 150 shares).

Subject to such vesting provisions and other terms and conditions and requirements as Parent shall determine as appropriate or necessary under the terms of the applicable Parent stock incentive plan and applicable law, the Parent SAR shall entitle the recipient of the Parent SAR upon exercise of all or a specified portion of the Parent SAR to receive shares of Parent Common Stock with an aggregate fair market value on the date of exercise equal to the amount determined by multiplying (A) the amount (if any) by which the closing sales price of a share of Parent Common Stock as quoted on the New York Stock Exchange on the last market trading day prior to the date of exercise of the Parent SAR exceeds the closing sales price of a share of Parent Common Stock as quoted on the New York Stock Exchange on the last market trading day prior to the date the Parent SAR is granted calculated in Taiwanese dollars based on foreign exchange rates in effect on the date of such calculation, by (B) the number of shares of Parent Common Stock with respect to which the Parent SAR shall have been exercised.

Using the above example, if the closing sales price of a share of Parent Common Stock is NT$1,200 on the last market trading day prior to the date the recipient of the Parent SAR exercises the entire Parent SAR, the amount of appreciation in value of the shares of Parent Common Stock covered by the Parent SAR would be NT$30,000 ((150 shares X (NT$1,200 – NT$1,000)) = NT$30,000), and the Parent SAR recipient would be entitled to receive 25 shares of Parent Common Stock upon exercise of the entire Parent SAR (NT$30,000 ÷ NT$1,200 = 25 shares).

5.11. Notification of Certain Matters. Graduate shall give prompt notice to Buyer, and Buyer shall give prompt notice to Graduate, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Merger Effective Date, or (b) any material failure of Graduate or Buyer, as the case may be, or of any officer, board director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, except as provided for in Section 7.2 below, the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE 6

CONDITIONS PRECEDENT

6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Merger Effective Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Order. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced that makes the consummation of the Merger illegal or prevents or prohibits the Merger.

(c) Government Approvals. All approvals, permits, filings and consents required by Applicable Law have been duly made and received and remain in full force and effect. All waiting periods under the Taiwan Fair Trade Act, and related Anti-trust laws of PRC relating to the transactions referenced in this Agreement shall have expired or been terminated

6.2. Conditions of Obligations of Buyer. The obligations of Buyer to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by Buyer:

(a) Representations and Warranties. The representations and warranties of Graduate set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Graduate set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Merger Effective Date as through made on and as of the Merger Effective Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and Buyer shall have received a certificate signed by the chairman of the board of directors and the general manager of Graduate to such effect.

(b) Performance of Obligations of Graduate. Graduate shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to or as of the Merger Effective Date, and Buyer shall have received a certificate signed by the chairman of the board of directors and the general manager of Graduate to such effect.

(c) Consents. Buyer shall have received duly executed copies of such third party consents and approval as it determines within its sole discretion appropriate.

(d) No Material Adverse Effect. No change, event, condition, circumstance, occurrence, effect, state of facts or development shall have occurred that would reasonably be expected to have a Material Adverse Effect on Graduate or any of its Subsidiaries.

6.3. Conditions of Obligation of Graduate. The obligation of Graduate to effect the Merger is subject to the satisfaction of the following conditions, unless waived in writing by Graduate:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Buyer set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Merger Effective Date as through made on and as of the Merger Effective Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and Graduate shall have received a certificate signed by the chief executive officer and the chief financial officer of the Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to or as of the Merger Effective Date, and Graduate shall have received a certificate signed by the chief executive officer and the chief financial officer of Buyer to such effect.

(c) Consents. Graduate shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement in form and substance satisfactory to Graduate.

ARTICLE 7

TERMINATION

7.1. Termination. This Agreement may be terminated at any time prior to the Merger Effective Date, whether before or after the Shareholder Approval:

(a) by mutual written consent of the Companies pursuant to due authorization (i) by the Boards of Directors of Buyer and Graduate if Shareholder Approval of the Merger has not yet been obtained, or (b) by the shareholders of Buyer and Graduate if Shareholder Approval of the Merger has been obtained;

(b) by either Graduate if the filing for the Offer shall not have been made with the FSC and publicized by November 27, 2006, or the tender period shall not have commenced by December 4, 2006;

(c) By either Graduate or Buyer if the Offer has not been successfully completed by March 2, 2007 with the Buyer having obtained at least a majority of the outstanding shares of Graduate Common Stock;

(d) By either Graduate or Buyer if the closing of the Merger shall not have occurred by July 15, 2007;

(e) by either Buyer or Graduate if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action is final and nonappealable;

(f) by either Buyer or Graduate if, at a duly held meeting of the shareholders of Graduate or any adjournment thereof at which the Shareholder Approval is voted upon, the Shareholder Approval shall not have been obtained;

(g) by Graduate, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Buyer’s representations and warranties or breach by Buyer is curable through the exercise of its reasonable efforts then Buyer shall have ten (10) days from notice of Graduate’s intent to terminate under this Section 7.1(g) to cure such breach, and thereafter, if such breach is not cured, this Agreement shall terminate; or

(h) by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Graduate set forth in this Agreement, or if any representation or warranty of Graduate shall have become untrue in any material respect.

7.2. Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other party. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which obligations shall continue as set forth in the Confidentiality Agreement; provided, however, that if (i) this Agreement is terminated by Buyer pursuant to Section 7.1(h) above as a result of a breach of a representation, warranty, covenant or other obligation of Graduate herein, or (ii) Buyer chooses not to consummate the Merger within a reasonable time after it otherwise is able to do so under this Agreement and Applicable Law, then: (a) if Buyer is notified of such breach by Graduate prior to the successful completion of the Offer and such breach is due to a willful act of Graduate or any of its Subsidiaries, directly or indirectly, after the date of this Agreement, then Graduate’s liability to Buyer hereunder shall in no event exceed NT$300 million and (b) if Buyer is notified of any such breach by Graduate on or after the successful completion of the Offer, then Graduate’s total liability to Buyer hereunder shall be limited to a maximum amount of NT$2.4 billion; provided that, in the absence of a willful act, Buyer shall have no right to claim any damages against Graduate hereunder as a result of such breach. In determining Graduate’s damages liability, if any, the threshold amount of Material Adverse Effect (i.e., $300 million) shall first be deducted so that Graduate shall only have liability to compensate Buyer for damages in excess of the threshold amount, it being understood that such threshold amount shall not be construed to reduce the maximum liability amounts referred to in this Section 7.2.

7.3. Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions referenced in this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

ARTICLE 8

GENERAL PROVISIONS

8.1. Amendment. This Agreement may be amended prior to the Merger Effective Date by the parties, by action taken by their respective Boards of Directors, at any time before or after Shareholder Approval but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.2. Extension; Waiver. At any time prior to the Merger Effective Date, the parties, by action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3. Nonsurvival of Representations, Warranties, Covenants and Agreements. All representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall expire on, and be terminated and extinguished at, the Merger Effective Date, other than covenants and agreements that by their terms are to be performed after the Merger Effective Date, each of which shall survive the Merger.

8.4. Entire Agreement. This Agreement (and the exhibits hereto), the Confidentiality Agreement and the other documents referenced herein contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, with respect thereto.

8.5. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of his Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8.6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Buyer, to:

Jabil Circuit (Taiwan) Limited

c/o Jabil Circuit, Inc.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, Florida 33716-3718

Attention: General Counsel

Facsimile: (727) 579-8929

with a copy to:

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Attention: Chester E. Bacheller, Esq.

Facsimile: (813) 229-0134

(b)	if to Graduate, to:

Taiwan Green Point Enterprises Co., Ltd.

No.256, Shen Lin Rd., Sec.1, Ta Ya Hsiang

Taichung Hsien, Taiwan, R.O.C.Attention: H. H. ChiangFacsimile: +886-4-2567-1672

with a copy to:

Lee and Li, Attorneys-at-Law

9th Fl., Tun Hwa N. Rd.

Taipei, Taiwan, R.O.C.

Attention: Juce Fan, Esq.

Facsimile: +(886) 2-2713-3966

8.7. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.8. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.9. Benefits; Assignment. This Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Buyer may assign their rights and delegate their obligations hereunder to their affiliates with the consent of Graduate, which such consent shall not be unreasonably withheld and as long as they remain ultimately liable for all of their obligations hereunder. Any purported assignment without required consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.10. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in a court of Taiwan, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the courts of Taiwan in the event any dispute arises out of this Agreement or any of the transactions referenced in this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions referenced in this Agreement in any court other than the courts of Taiwan.

8.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Taiwan, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties shall be governed by their respective jurisdictions of incorporation.

8.12. Rules of Construction. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.13. No Consequential Damages.

Notwithstanding anything contrary herein, neither party shall be liable for any consequential damages in connection with any breach under this Agreement.

8.14 Translations.

Any foreign translations of this Agreement are non-binding and shall be for reference only.

8.15 Definitions.

All capitalized terms not otherwise defined in this Agreement shall have the same meaning assigned to them in Exhibit B attached hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

JABIL CIRCUIT (TAIWAN) LIMITED

By:	/s/ Donald J. Myers
Name:	Donald J. Myers
Title:	Vice President Corporate Development

TAIWAN GREEN POINT ENTERPRISES CO., LTD.

By:	/s/ Y. J. Lee
Name:	Y. J. Lee
Title:	Chairman of the Board

Exhibit A

Articles of Incorporation of the Surviving Corporation, as amended due to the Merger

Exhibit B

Glossary of Defined Terms

“Applicable Law” means, with respect to any Person, any national, regional, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity applicable to such Person or any of its affiliates or any of their respective properties, assets, officers, board directors, employees, consultants or agents.

“Environmental, Health, and Safety Requirements” shall mean, as amended and as now and hereafter in effect, all applicable federal, state, local, and foreign statutes, regulations, ordinances, and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation.

“Hazardous Materials” shall mean (a) any product, substance, chemical, element, compound, mixture, solution, material, or waste whose presence, nature, quantity and/or intensity of existence, use, manufacture, processing, treatment, storage, disposal, transportation, spill, release or effect, either by itself or in combination with other materials associated with either Graduate’s or any of its Subsidiaries’ businesses, is prohibited, limited, regulated, monitored, or subject to reporting by any Environmental, Health, and Safety Requirement; (b) those substances within the definition of “hazardous substances,” “hazardous materials,” “hazardous waste,” “extremely hazardous substances,” “hazardous chemicals,” “toxic chemicals,” “hazardous air pollutants,” “toxic substances,” “oil and hazardous substances,” “toxic mixtures” or words of similar import contained in Environmental, Health, and Safety Requirement, and in the regulations that are applicable to a company or an entity having business in the Taiwan, China, or Malaysia, all as amended from time to time; and (c) any material, waste or substance which comprises, in whole or in part, includes, or is a by-product of: (i) petroleum (including crude oil or any fraction thereof which is not specifically listed or designated as a hazardous substances, and natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel), (ii) asbestos, (iii) polychlorinated biphenyls, (iv) flammables or explosives, or (v) radioactive materials.

“Intellectual Property” means all of the following in any jurisdiction throughout the world (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases and related documentation), (g) all advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Ordinary Course of Business” means the Ordinary Course of Business consistent with past custom and practice (including with respect to quantity and frequency).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of board directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary and as well as Gaudlitz Green Point Precision Technology (Wuxi) Co., Ltd. and Green Point Precision Components Co., Ltd.